[GIBSON DUNN LETTERHEAD]	Lisa A. Fontenot Direct: +1 650.849.5327 Fax: +1 650.849.5027 LFontenot@gibsondunn.com Client: 04419-00021

July 12, 2011

VIA EDGAR AND MESSENGER
Brian Cascio Division of Corporation Finance Accounting Branch Chief United States Securities and Exchange Commission 100 F Street N.E. Mail Stop 3030 Washington, D.C. 20549

Re:	Adept Technology, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed September 17, 2010 (the “2010 Form 10-K”)
Form 10-Q for the quarterly period ended March 26, 2011
Filed May 10, 2011
File No. 000-27122

Dear Mr. Cascio:

On behalf of Adept Technology, Inc. (“Adept” or the “Company”), this letter responds to your letter dated June 30, 2011 (the “Comment Letter”) regarding Adept’s 2010 Form 10-K and Form 10-Q for the period ended March 26, 2011.  Each of your comments is set forth in bold below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each of our responses is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier.

Form 10-K for the fiscal year ended June 30, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Goodwill and Purchased Intangible Assets, page 39

1.	Please revise future filings to disclose the actual date that the annual goodwill impairment test is performed. In addition, please disclose the reporting units you identified.

Adept advises the Staff that future filings will disclose the measurement date it performs the annual goodwill impairment test and the reporting units identified.

2.	As a related matter, please revise future filings to disclose how you calculate fair value of reporting units in performing the first step of the impairment review.

Adept advises the Staff that future filings will disclose how Adept calculates the fair value of reporting units in the impairment review.

3.	In future filings please provide a separate discussion of how you assess impairment of intangible assets subject to amortization under FASB ASC 350-30-35-14 and 360-10-35-17 through 35-35.

Adept advises the Staff that future filings will include a separate discussion of how Adept assesses impairment of intangible assets subject to amortization as requested.

Consolidated Financial Statements

Note 4.  Acquisitions, page 69

4.
With a view toward enhanced disclosure in future filings, please tell us how you valued the merger consideration for the acquisition of MRI.  In this regard, we see that you issued $1.0 million, 763,359 shares of common stock (75% of which is restricted subject to certain contingencies) and bonus amounts based upon revenue targets.  Please also tell us how you considered the contingencies in your valuation.  Refer to ASC 805-30-30-7 and 805-30-25-5 through 25-7.

As disclosed in Adept’s 2010 Form 10-K, Adept issued 769,359 shares of common stock in connection with the acquisition of MRI. Of the 769,359 shares, 190,841 shares were unrestricted (except pursuant to securities laws) and vested in full at the acquisition date and qualified as consideration as per ASC 805-30-30-7.  These 190,841 shares were valued at the acquisition date market price reported by Nasdaq of $5.10 per share, totaling $973,000. The vesting of the remaining 572,518 shares of restricted stock were contingent upon the continued employment by Adept of the relevant stockholder over a three year period , and some of the shares were also escrowed to secure the indemnification obligations of the stockholders (but still subject to forfeiture if the employment contingency was not met), qualifying under ASC 805-10-55-25 as compensation expense when earned, not as consideration upon the merger.

Also disclosed in Adept’s 2010 Form 10-K was $320,000 in contingent cash bonus amounts payable to MRI employees after fiscal 2011 if certain MRI revenue targets were met for fiscal 2011. These contingent cash bonus amounts were payable to MRI employees (not solely its stockholders) and require continued employment of the potential recipient through the contingent payment period, and therefore were treated as compensation expense under ASC 805-10-55-25, to be recognized in earnings when or if the targets are met. Due to the continued employment requirement, ASC 805-30-25-5 through 25-7 did not apply to the contingent cash bonus.

As disclosed in Adept’s 2010 Form 10-K, Adept paid cash of $1.0 million, net of cash acquired. Gross cash paid was $1,107,000 combined with the market value of the stock consideration of $973,000, totaling $2,080,000 in consideration paid by Adept for MRI.

5.
We see from Note 5 that you recorded patents/technology and customer base as intangible assets.  With a view toward enhanced disclosure in future filings, please tell us how you valued the intangible assets acquired.

Adept advises the Staff that it used the relief from royalty method to measure the fair value of the patents and technology acquired in the acquisition of MRI. The relief from royalty method involves analyzing arms-length agreements between two parties in which one party has agreed to pay the other party a royalty based on a percentage of revenue, or some other basis, for the use of the intangible asset. A company with a patented technology (intangible asset) that provides an equal utility relieves that company from paying a royalty to other companies for its use. These royalty rate agreements include not only a license to use patented, but also unpatented, technology.  Therefore, the relief from royalty method values both the patents and any other technology acquired. The determined royalty rate of 3.5% was applied to MRI’s projected future revenue over the patent’s and technology’s remaining useful life and a tax savings provision applied to arrive at an appropriate relief from royalty, discounted after tax cash flows at 25% which is Adept’s cost of capital, plus a 4% premium.

Adept then added the tax amortization benefit to the discounted cash flow stream to arrive at a rounded fair value of $830,000.

The MRI customer base was valued using the multi-period excess earnings method (MPEEM). The MPEEM values an asset by discounting the future economic benefits attributable to the customer base over the useful life of the customer base. The economic benefits are defined as the cash flows from the assets after appropriate charges for the returns generated by contributory assets. Adept applied a 1% annual rate of return on cash balances, a 3.15% annual rate of return on working capital, a 4.35% rate of return on property, plant and equipment, and a 21% annual rate of return to the fair value of the assembled workforce. Adept then discounted the cash flows from the customer base at a rate of return of 25%, Adept’s cost of capital plus a margin of 4%, to arrive at the sum of the present values of $301,000, plus added amortization benefits of $39,000 for a total fair value of the customer base of $340,000.  Adept will expand its disclosure of its valuation of intangible assets in future filings.

Note 10.  Income Taxes, page 75

6.
We see from Note 11 that 77% of revenues for FY10 were generated from foreign countries.  With a view toward revised disclosure in future filings, please tell us how you have accounted for any foreign tax obligations.  Please also disclose any cumulative unremitted earnings of foreign subsidiaries.

Adept uses the liability method to account for all income taxes including foreign taxes related to its foreign operations.  For 2010, a minor amount of foreign tax was provided for Adept’s Singapore branch operation.  No other foreign taxes were accrued for 2010 since the foreign subsidiaries generated losses.   For 2009, Adept provided foreign taxes that principally related to a tax audit of its German subsidiary.  Adept will expand its income tax disclosures in future filings.

For the periods ended June 30, 2010 and June 30, 2009, Adept’s foreign subsidiaries reported losses.   In future filings, Adept will provide a table within the income tax footnote that reflects the pre-tax income or loss by U.S. and foreign jurisdictions.  In addition, in the period in which cumulative foreign earnings exist, Adept will include disclosures regarding the impact of any unremitted foreign earnings.

Note 11.  Segment Information, page 78

7.	Please revise future filings to disclose goodwill by segment, as required by FASB ASC 350-20-50-1.

Adept advises that future filings will disclose goodwill by segment as required.

Exhibits 31.1 and 31.2

8.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised in future filings so as not to include the individual’s title.

Adept advises the Staff that future filings will not include the title of the certifying individual in the beginning of the certification.

Form 10-Q for the quarterly period ended March 26, 2011

Note 3.  Cash, Cash Equivalents, Short-Term Investments and Restricted Cash, page 8

9.
Please tell us the basis in U.S. GAAP for classifying $185,000 shares of Prudential Financial, inc. within cash and cash equivalents at March 26, 2011.  We note that you consider the shares as available-for-sale, you intend to sell them in the near term and that they are currently recorded at fair value.

The shares in Prudential Financial, Inc. were awarded to Adept due to the demutualization of Prudential Financial, Inc.  When Adept became the sole owner of the shares at December 25, 2010, Adept had no intention of holding the shares as an investment and on January 17, 2011, began the process of selling the shares in question. When the shares were awarded, Adept believed it would be misleading to investors to classify the Prudential Financial, Inc. shares as an investment in equity securities. Adept did not purchase the shares and did not voluntarily acquire ownership of the shares.

As of December 25, 2010, Adept fully expected the sale to be complete and the cash recognized within 90 days. According to ASC 305-10-05-1, cash equivalents are short term, highly liquid investments that are both readily convertible to known amounts of cash, and so near their maturity date that they present insignificant risks of changes in value. Generally, only investments with original maturity of three months or less qualify. Though the shares did not have a firm maturity date, Adept believed an implied maturity date existed of 90 days or less, as evidenced by the request on January 17, 2011 to sell the shares.

However, at the close of Adept’s third fiscal quarter of March 26, 2011, the sale of the shares had not yet been completed due to unexpected procedural delays. Adept revisited the classification of the shares as a cash equivalent at March 26, 2011, and due to the immateriality of the carrying value of the shares, as well as the continued belief that to classify the shares as an investment in equity securities would mislead investors, it chose to continue to include the shares as a component of cash and cash equivalents.

The sale of the shares was completed in the fourth quarter of Adept’s fiscal 2011.

Note 13.  InMoTx Acquisition, page 13

10.
With a view toward enhanced disclosure in future filings, please tell us how you valued and accounted for all of the merger consideration for the acquisition of InMoTx.  In this regard, we see that you paid $1.5 million, and issued 199,979 shares of common stock, which are subject to a holdback agreement, and 100,000 shares of restricted stock contingent upon continued employment and contingent annual payments based on revenues.  Please also tell us how you considered the contingencies and future service obligations in your accounting analysis.  Refer to ASC 805-30-30 and 805-30-25-5 through 25-7.

As disclosed in Adept’s March 26, 2011 Form 10-Q, Adept paid $1.5 million in cash and issued 199,979 shares of common stock to InMoTx shareholders in connection with the acquisition of InMoTx. In accordance with ASC 805-30-30-7, 199,979 shares of common stock were recognized as consideration upon the acquisition at Adept’s stock value on the merger date of $4.89 per share, totaling $977,897.

In addition, Adept established contingent consideration payable to the former InMoTx shareholders, which consists of a potential cash payout equal to 10% of the amount by which revenue exceeds a revenue threshold specified in the merger agreement for the one year period for each of the three years following the merger. In accordance with ASC 805-30-25-5 and 25-6, Adept recognized the fair value of the aggregate of the contingent cash payments of $80,000 as a liability.

Including cash paid upon the acquisition of $1,510,114, the total value of merger consideration recognized upon the acquisition of InMoTx was $2,568,011.

In conjunction with the acquisition of InMoTx, Adept also issued 100,000 shares of restricted stock to the InMoTx chief technology officer, to vest on the third anniversary of the merger contingent upon his continued employment with Adept through such third anniversary of the merger. Adept also established contingent cash payouts to the same employee in the amount of 2% of the amount by which revenue for the three years following the merger date exceeds the revenue threshold specified in the merger agreement. Continued employment is required in both the contingent stock and cash awards, therefore in accordance with ASC 805-10-55-25, the value of the stock and cash awards will be recognized as compensation expense when and if the chief technology officer is employed with Adept on the target dates specified in the merger agreement for each award. Due to the continued employment requirement, ASC 805-30-25-5 through 25-7 did not apply to the contingent stock and cash awards.

Note 13.  MobileRobots Acquisition, page 14

11.
With a view toward enhanced disclosure in future filings, please tell us how you valued and accounted for each piece of the merger consideration for the acquisition of MobileRobots.  In this regard, we see that you paid $1.0 million and issued 763,359 shares of common stock (75% of which was restricted and subject to contingencies based on continued employment).  In addition, we see that you may have to pay additional amounts based on revenue targets.  Please also tell us how you considered the contingencies and future service obligations in your accounting analysis.  Refer to ASC 805-30-30 and 805-30-25-5 through 25-7.

As disclosed in Adept’s 2010 Form 10-K, Adept issued 769,359 shares of common stock in connection with the acquisition of MRI. Of the 769,359 shares, 190,841 shares were unrestricted (except pursuant to securities laws) and vested in full at the acquisition date and qualified as consideration as per ASC 805-30-30-7.  These 190,841 shares were valued at the acquisition date market price reported by Nasdaq of $5.10 per share, totaling $973,000. The vesting of the remaining 572,518 shares of restricted stock were contingent upon the continued employment by Adept of the relevant stockholder over a three year period, and some of the shares were also escrowed to secure the indemnification obligations of the stockholders (but still subject to forfeiture if the employment contingency was not met), qualifying under ASC 805-10-55-25 as compensation expense when earned, not as consideration upon the merger.

Also disclosed in Adept’s 2010 Form 10-K was $320,000 in contingent cash bonus amounts payable to MRI employees after fiscal 2011 if certain MRI revenue targets were met for fiscal 2011. These contingent cash bonus amounts were payable to MRI employees (not solely its stockholders) and require continued employment of the potential recipient through the contingent payment period, and therefore were treated as compensation expense under ASC 805-10-55-25, to be recognized in earnings when or if the targets are met.

As disclosed in Adept’s 2010 Form 10-K, Adept paid cash of $1.0 million, net of cash acquired. Gross cash paid was $1,107,000 combined with the market value of the stock consideration of $973,000, totaling $2,080,000 in consideration paid by Adept for MRI.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

12.
We see that revenue decreased from the three months ended March 27, 2010 to the three months ended March 27, 2011; however, the prominent disclosure at the bottom of page 18 focuses on the increases in revenue during the period.  In future filings, please include a greater discussion of the most material factors impacting revenue fluctuations.  For example, please include enhanced disclosure about the cyclical slowdown in the disk drive market that caused a 100% decrease in those revenues.  In addition, in future disclosures, please quantify each factor that contributed to the fluctuations in revenues, including any offsetting amounts.

Adept advises the Staff that it will make enhanced disclosures of the material factors impacting revenue fluctuations, including quantification of meaningful factors and offsets.
In connection with responding to the Staff’s comments and as requested by the Staff, Adept acknowledges that:

•	Adept is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adept may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     As always, Adept is available to discuss further its responses to the Staff’s comments.

     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (650) 849-5327.

Sincerely,

/s/ Lisa A. Fontenot

cc: Kristin Lochhead, Staff Accountant, Securities and Exchange Commission
Martin James, Senior Assistant Chief Accountant, Securities and Exchange Commission

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